22 October 2008

Cadbury Announces New Non-Executive Director

We are today pleased to announce the appointment of Baroness Hogg as a Non-executive Director.

Sarah Hogg, who will join the Board with effect from 24 October 2008, has been Chairman of 3i Group plc since 2002. She is Chairman of Frontier Economics Ltd, Deputy Chairman of the Financial Reporting Council and a Non-executive Director of BG Group plc. Previously Deputy Chairman of GKN plc, Sarah brings a broad range of relevant skills and experience to Cadbury.

Commenting on the appointment, Chairman of Cadbury, Roger Carr, said “We have strengthened the Board with the appointment of an exceptional Non-executive Director who brings a wealth of corporate experience and expertise to Cadbury.”

Cadbury expects to make a further appointment to the Board in the near future.

Ends

For further information
Cadbury plc	+44 1895 615000
http://www.cadbury.com

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John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Katie Bell Alex Harrison
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Philip Gawith

Notes:

About Cadbury plc
Cadbury plc is a leading global confectionery company with an outstanding portfolio of chocolate, gum and candy brands. It has number one or number two positions in over 20 of the world’s 50 largest confectionery markets. Cadbury also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg, Flake and Green & Black’s in chocolate; Trident, Clorets, Dentyne, Hollywood, Bubbaloo and Stimorol in gum; and Halls, Cadbury Eclairs and The Natural Confectionery Company in candy.